UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the six months ended June 30, 2023 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the six months ended, June 30, 2023.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

EXHIBITS

The following exhibit is filed as part of this report on Form 6-K:

Number	Description of Exhibit
4.1	Fourth Amendment to Liquefaction Tolling Agreement, dated April 20, 2023, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: August 11, 2023	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue/Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit and our floating liquefaction natural gas vessel (“FLNG”), the FLNG Gimi (the “Gimi”). Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•our ability to close the sale of the liquefied natural gas (“LNG”) carrier Gandria on a timely basis or complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
•our expectation that we will produce the 2023 contract year capacity pursuant to the LTA during 2023. Failure to produce this contracted capacity will require settlement of the resulting production shortfall at the 2023 average excess tolling fee as a reduction to our final LTA billing in 2026;
•continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP Mauritania Investments Limited (“BP”) pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld, any eventual recovery or amounts that we may be required to settle;
•our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
•our ability to recontract the FLNG Hilli once her current contract ends and other competitive factors in the FLNG industry;
•our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;

•increases in costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
•continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
•changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the LNG supply chain;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
•a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
•global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “2022 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023 and 2022. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited (“Golar Management”), or to all such entities. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of our former affiliates, Golar LNG Partners LP and Hygo Energy Transition Ltd, the acquisition had closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2022 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through attractive FLNG projects. We offer gas resource holders a proven, quick and low-cost delivering solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and offering allow gas resource holders, developers and customers a low-cost, low-risk and quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2023” of our 2022 Annual Report.

Since June 30, 2023, certain recent and other developments that have occurred are as follows:

•FLNG business development
In August 2023, Golar and Nigeria National Petroleum Corporation (“NNPC”) agreed an integrated contractual framework for the joint development of specific gas fields towards potential FLNG project. The relevant fields could fully utilize FLNG Hilli following the end of her current contract in mid-2026, or utilize a MKII FLNG.

•2023 Annual General Meeting
In August 2023, we held our annual general meeting to re-elect all our directors, re-appoint Ernst & Young LLP as our auditors and approve the remuneration of our directors for the year ended December 31, 2023.

•Gimi LOA prepayments
In August 2023, arbitration proceedings have been initiated. Legal proceedings are inherently unpredictable and subject to significant uncertainties. The resolution of this matter may take several months or years and no assurance can be given that our claim will be successful. In the event of a favorable resolution we may expect be entitled to recover a portion of our legal costs and fees incurred from BP. In the event of an unfavorable resolution, we may not be entitled to recover the Project Delay Payment in part or in full and we may be required to reimburse a portion of BP’s legal costs and fees incurred.

•Dividends
In August 2023, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2023 to shareholders of record on August 21, 2023, which will be paid on or around August 29, 2023.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

Reconciliations of consolidated net (loss)/income to Adjusted EBITDA for the six months ended June 30, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Net (loss)/income	(85,659)	696,552
Income taxes	1,697	148
(Loss)/income before income taxes	(83,962)	696,700
Depreciation and amortization	25,027	26,847
Impairment of long-lived assets	5,021	76,155
Unrealized loss/(gain) on oil and gas derivative instruments	191,657	(349,607)
Realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities	62,308	(295,048)
Other non-operating income, net	(9,823)	(10,023)
Interest income	(23,318)	(954)
Interest expense	972	11,435
Gains on derivative instruments	(2,297)	(47,877)
Other financial items, net	1,375	3,584
Net losses/(income) from equity method investments	296	(3,009)
Net (income)/loss from discontinued operations	(293)	82,372
Adjusted EBITDA (1)	166,963	190,575
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net (loss)/income before net (income)/loss from discontinued operations, net losses/(income) from equity method investments, income taxes, other financial items net, gains on derivative instruments, interest expense, interest income, other non-operating income, net, realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities, unrealized loss/(gain) on oil and gas derivative instruments, impairment of long-lived assets and depreciation and amortization. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net (loss)/income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

The following details our consolidated results for the six months ended June 30, 2023 and 2022:

Depreciation and amortization: Depreciation and amortization decreased by $1.8 million for the six months ended June 30, 2023 compared to the same period in 2022. This is primarily due to a decrease in the depreciation charge in Golar Arctic as a result of a $76.2 million impairment charge in May 2022 following the entry into agreements with Snam for the conversion of the Golar Arctic to a FSRU (see below).

Impairment of long-lived assets: The impairment charge of $5.0 million for the six months ended June 30, 2023 is associated with our LNG carrier, the Gandria. In May 2023, we entered into an agreement for the sale and recycling of the Gandria (“Gandria SPA”) with Last Voyage, DMCC (the “Buyer”) for net consideration of $15.2 million. Gandria was classified as held for sale in May 2023 and her carrying value was adjusted to her estimated fair value less costs to sell, which was lower than her carrying value, which resulted in an impairment charge at measurement date.

The impairment charge of $76.2 million for the six months ended June 30, 2022 is associated with our LNG carrier, the Golar Arctic. In May 2022, we entered into agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU (“Arctic SPA”) subject to receipt of notice to proceed which triggered an impairment test and resulted in an impairment of the vessel at the measurement date.

Unrealized (loss)/gain on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2023	2022
Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument	(94,642)	194,632
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(74,840)	169,293
Unrealized MTM adjustment on commodity swap derivatives	(22,175)	(14,318)
Unrealized (loss)/gain on oil and gas derivative instruments	(191,657)	349,607

•Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument: In July 2022, Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the ”Customer”) exercised the option to increase the annual capacity utilization of FLNG Hilli by 0.2 million tons (“mtpa”) for the period from January 2023 to the end of the term of the LTA in July 2026, which together with the 0.2 mtpa annual capacity increase for the 2022 contract year (both pursuant to the third amendment to the LTA (“LTA Amendment 3”) entered into in July 2021), brought total annual base capacity to 1.4 mtpa from January 2022 to the end of the LTA in July 2026. This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa of LNG incremental capacity to the end of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The decrease of $289.3 million for the six months ended June 30, 2023 compared to the same period in 2022 was primarily driven by the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

•Unrealized (loss)/gain on the oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The decrease of $244.1 million for the six months ended June 30, 2023 compared to the same period in 2022 was largely driven by the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings (100% of which were attributable to us). The increase of $7.9 million unrealized MTM loss for the six months ended June 30, 2023 compared to the same period in 2022 was due to the additional commodity swaps entered into in the first quarter of 2023 which exposed us to the volatility of TTF linked gas price curves. Our exposure is economically hedged by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments are presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the Class A NFE common shares (“NFE Shares”). During the six months ended June 30, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million and used our remaining 4.1 million NFE Shares as part of the consideration for the reacquisition of NFE’s 1,230 common units in Golar Hilli LLC (“Hilli LLC”) which resulted in realized MTM losses of $62.3 million for the six months ended June 30, 2023. For the six months ended June 30, 2022, we recognized $295.0 million unrealized MTM gains due to a significant increase in the NFE share price to $39.57/share at June 30, 2022 compared to $24.14/share at December 31, 2021.

Other non-operating income, net:

	Six months ended June 30,
(in thousands of $)	2023	2022
Dividend income from our investment in listed equity securities	9,823	6,918
UK tax lease contingent liability	—	3,105
Other non-operating income, net	9,823	10,023

•Dividend income from our investment in listed equity securities: This reflects the dividend income received in relation to our NFE Shares, prior to disposal. The increase of $2.9 million dividend income is mainly as a result of higher dividend per share of $3.00 on 5.3 million NFE Shares for the six months ended June 30, 2023 compared to $0.10 per share on 12.4 million NFE Shares as of June 30, 2022.

•U.K. tax lease liability: For the six months ended June 30, 2022, we accrued a $3.1 million liability in relation to the UK tax lease liability. There was no comparable liability recognized for the same period in 2023. In April 2022, we settled our liability to the UK tax authority in full.

Interest income: The increase in interest income of $22.4 million for the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to $668.7 million of short-term money market deposits entered into as at June 30, 2023, compared to $420.2 million as at June 30, 2022.

Interest expense: The decrease in net interest expense of $10.5 million for the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to:

•$6.1 million decrease in interest expense, including amortization of deferred charges which was driven by the $161.1 million repurchases of our $300 million senior unsecured bonds (“Unsecured Bonds”) in March 2023, April 2023 and December 2022;
•$3.7 million increase in capitalized interest expense on our borrowing cost in relation to our qualifying asset under development, the Gimi; and
•$3.7 million decrease in interest expense following redemption of our convertible senior unsecured notes in February 2022 and the repayment of our $200.0 million revolving credit facility in November 2022.

This was partially offset by $2.4 million increase in interest expense due to a higher London Interbank Offered Rate (“LIBOR”) on the debt facility of our consolidated lessor variable interest entity (“VIE”).

Gains on derivative instruments, net:

	Six months ended June 30,
(in thousands of $)	2023	2022
Net interest income/(expense) on undesignated interest rate swap (“IRS”) derivatives	3,750	(1,705)
Unrealized MTM adjustment for IRS derivatives	(1,453)	49,582
Gains on derivative instruments, net	2,297	47,877

•Net interest income/(expense) on undesignated IRS derivatives: This reflects the net interest income/(expense) in relation to our IRS derivatives. The increase in net interest income on undesignated IRS derivatives of $5.5 million for the six months ended June 30, 2023 compared to the same period in 2022 were largely driven by the movements of LIBOR.

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of June 30, 2023 and 2022, we have an IRS portfolio with a notional amount of $729.8 million and $550.0 million, respectively, none of which are designated as hedges for accounting purposes. The decrease of $51.0 million was driven by the decrease in the long-term swap rates, partially offset by the increase in the notional values of our swap portfolio and fair value adjustments reflecting our creditworthiness and that of our counterparties.

Other financial items, net:

	Six months ended June 30,
(in thousands of $)	2023	2022
Foreign exchange (loss)/gain on operations	(1,427)	1,168
Financing arrangement fees and other related costs	(799)	(5,964)
Amortization of debt guarantees	1,034	1,341
Others	(183)	(129)
Other financial items, net	(1,375)	(3,584)

•Foreign exchange (loss)/gain on operations: The increase of $2.6 million loss for the six months ended June 30, 2023 compared to the same period in 2022 was mainly driven by the unfavorable foreign exchange movements of the Norwegian Krone and British Pound Sterling against the U.S. Dollar.

•Financing arrangement fees and other related costs: The decrease in financing arrangement fees and other related costs of $5.2 million for the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to $4.9 million write-off of deferred finance charges and expenses in relation to our undrawn corporate bilateral facility, the availability of which expired in June 2022.

Net income/(losses) from equity method investments: This represents our share of earnings from our equity accounted investments in Egyptian Company for Gas Services S.A.E., Avenir, Aqualung Carbon Capture AS and CoolCo. The decrease in net income from equity method investments of $3.3 million for the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to our share in the net earnings of CoolCo of $1.5 million for the six months ended June 30, 2023 compared to the net earnings of $5.4 million for the same period in 2022 and a $0.8 million gain on disposal of our 4.5 million CoolCo shares for the six months ended June 30, 2023.

Net income/(loss) from discontinued operations: This relates to the disposals of CoolCo (the “CoolCo Disposal”) and our subsidiary that owned Golar Tundra (the “TundraCo Disposal”) which are discussed in more detail in note 11 “Assets and liabilities held for sale and discontinued operations” of the unaudited consolidated financial statements included herein:

	Six months ended June 30,
(in thousands of $)	2023	2022
The CoolCo Disposal
Income/(loss) from discontinued operations	293	(194,912)
Loss on disposal	—	(10,060)
Net income/(loss) from discontinued operations	293	(204,972)

Income/(loss) from discontinued operations: The decrease in the net loss from discontinued operations by $205.3 million for the six months ended June 30, 2023 compared to the same period in 2022, was due to the completion of the disposals to CoolCo in June 2022. The net income from discontinued operations for the six months ended June 30, 2023 relates to our vessel operations in Malaysia which was sold to CoolCo in May 2023.

	Six months ended June 30,
(in thousands of $)	2023	2022
The TundraCo Disposal
Loss from discontinued operations	—	(699)
Gain on disposal	—	123,299
Net income from discontinued operations	—	122,600

Net income from discontinued operations: The net income from discontinued operations decreased by $122.6 million for the six months ended June 30, 2023 compared to the same period in 2022, due to the completion of the TundraCo Disposal in May 2022.

FLNG segment

This relates to activities of the FLNG Hilli and our other FLNG projects.

	Six months ended June 30,
(in thousands of $)	2023	2022

Total operating revenues	116,594	123,421
Realized gain on oil and gas derivative instrument, net	103,903	97,650
Vessel operating expenses	(31,512)	(29,153)
Voyage, charterhire and commission expenses	(300)	(300)
Administrative expenses	(92)	(29)
Project development expenses	(2,237)	(5,002)
Other operating income	2,499	14,106
Adjusted EBITDA	188,855	200,693

Other Financial Data:
Liquefaction services revenue	116,594	123,421
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue (1) and other	(12,056)	(18,670)
Realized gain on oil and gas derivative instruments, net	103,903	97,650
FLNG tariff, net (2)	208,441	202,401
(1) Accrued overproduction revenue in note 5 Revenue to the unaudited consolidated financial statements included herein, is revenue accrued for any production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendments 2 and 4 (as defined herein).

(2) FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains (deferred revenues), the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Total operating revenues:

	Six months ended June 30,
(in thousands of $)	2023	2022
Base tolling fee	102,251	102,251
Amortization of deferred commissioning period revenue	2,043	2,043
Amortization of Day 1 gains	6,219	16,286
Accrued overproduction revenue	4,074	620
Incremental base tolling fee	2,500	2,500
Other	(493)	(279)
Total operating revenues	116,594	123,421

•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments embedded in the LTA. In July 2021, we entered into LTA Amendment 3 whereby the contracted capacity of FLNG Hilli increased by 0.2 mtpa of LNG to 1.4 mtpa of contracted capacity for contract year 2022. This resulted in the recognition of the TTF linked Day 1 gain of $28.3 million, amortized over one year given the Customer had not exercised the option to maintain the increased annual contracted volume of 1.4 mtpa from January 2023 until July 2026 (the “2023+ expansion capacity”). In July 2022, the Customer exercised the 2023+ expansion capacity resulting in the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

•Accrued overproduction revenue: In March 2021, we signed an agreement with the Customer amending the LTA contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026 (“LTA Amendment 2”). The LTA Amendment 2 also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from the 2019 contract year. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA. In April 2023, we have agreed with our Customer to increase contract year 2023 annual contracted capacity by 0.04 million tons, resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production. To the extent that the increased 2023 contracted capacity of LNG is produced during the year, the 2022 underutilization will be offset against 2023 increased production and no underutilization for contract year 2023 will result. For the six months ended June 30, 2023 and 2022, we estimated $6.6 million and $14.7 million of overproduction variable consideration, respectively, the recognition of which is bifurcated between “Liquefaction services revenue” and “Other operating income” financial statement line items, of $4.1 million and $2.5 million; and $0.6 million and $14.1 million, respectively. See note 5 “Revenue” of the unaudited consolidated financial statements included herein for additional information.

Realized gain on oil and gas derivative instrument:

	Six months ended June 30,
(in thousands of $)	2023	2022
Realized MTM adjustment on commodity swap derivatives	42,066	(8,134)
Realized gain on FLNG Hilli’s oil derivative instrument	36,156	50,102
Realized gain on FLNG Hilli’s gas derivative instrument	25,681	55,682
Realized gain on oil and gas derivative instruments, net	103,903	97,650

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the LTA Amendment 2 (100% of which were attributable to us). The increase of $50.2 million for the six months ended June 30, 2023 compared to the same period in 2022 was driven by the additional commodity swaps entered in the first quarter of 2023 which economically hedge our exposure by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties.

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $13.9 million for the six months ended June 30, 2023 compared to the same period in 2022 was driven by a decreased three-month look-back average oil price of $83.16/barrel for the six months ended June 30, 2023 as compared to $94.64/barrel for the six months ended June 30, 2022.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The decrease of $30.0 million for the six months ended June 30, 2023 compared to the same period in 2022 was driven by a decreased one-month look-back average TTF price of €58.29 for the six months ended June 30, 2023 as compared to €100.81 for the six months ended June 30, 2022.

FLNG Tariff, net: The increase in FLNG Tariff, net of $6.0 million for the six months ended June 30, 2023 compared to the same period in 2022 is mainly due to an increase in the realized MTM adjustment for commodity swap derivatives.

Vessel operating expenses: The increase in vessel operating expenses of $2.4 million for the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to an increase in repairs, spares and consumables for the six months ended June 30, 2023.

Project development expenses: This comprised of non-capitalizable expenses such as legal, professional and consultancy costs for FLNG projects in the early exploratory stages. The decrease in project development expenses of $2.8 million for six months ended June 30, 2023 compared to the same period in 2022 was driven by capitalization of certain costs incurred in relation to MKII FLNG project.

Corporate and other segment

This relates to our activities including ship management, administrative and ship operation and maintenance services. We have offices in Bermuda, London and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Six months ended June 30,
(in thousands of $)	2023	2022

Total operating revenues	24,044	13,509
Vessel operating expenses	(9,670)	(3,228)
Voyage, charterhire and commission expenses	(19)	(50)
Administrative expenses	(17,979)	(20,176)
Project development (expenses)/income	(34,713)	1,451
Other operating income	7,817	—
Adjusted EBITDA	(30,520)	(8,494)

Total operating revenues: The increase in total operating revenues of $10.5 million for six months ended June 30, 2023 compared to the same period in 2022 was principally due to:
•$13.8 million of revenue from the development agreement entered into in August 2022 with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra, which was completed in May 2023 (the “Development Agreement”). There was no comparable revenue for the six months ended June 30, 2022;
•$3.3 million increase in vessel management fees for the Golar Tundra, which commenced in November 2022; and
•partially offset by $6.7 million decrease in vessel management and administrative service fees charged to our former equity method investments, Golar Partners, Hygo and CoolCo.

Vessel operating expenses: The vessel operating expenses relate to the cost to operate and maintain the FSRU LNG Croatia and the Golar Tundra. The increase in vessel operating costs of $6.4 million for six months ended June 30, 2023 compared to the same period in 2022 was primarily due to:
•$4.2 million costs incurred for the Golar Tundra during the drydocking, site commissioning and hook-up services in relation to the Development Agreement. There were no comparable expenses for the same period in 2022;
•$1.5 million increase in vessel operating expenses due to repairs and maintenance works for the LNG Croatia during six months ended June 30, 2023; and
•$0.7 million increase due to the commencement of the Operation and Maintenance Agreement with Snam from May 31, 2023. There were no comparable expenses for the same period in 2022.

Administrative expenses: Administrative expenses decreased by $2.2 million for the six months ended June 30, 2023 compared to the same period in 2022, mainly due to:

•$5.2 million decrease in professional and consultancy fees as a result of the CoolCo Disposal; and
•partially offset by a $2.4 million increase in share options and restricted stock units (“RSUs”) expenses following additional stock awards in 2023.

Project development (expenses)/income: The increase in project development expenses of $36.2 million for the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to:

•$26.8 million of professional fees and cost of materials incurred to complete the drydocking, site commissioning and hook-up services for the Golar Tundra in relation to the Development Agreement There were no comparable costs incurred for the same period in 2022;
•$8.1 million of professional fees incurred in relation to the Arctic SPA. There were no comparable costs incurred for the same period in 2022; and
•$0.4 million increase in consultancy fees for other business development opportunities.

Other operating income: In 2022, we received the first advance payment of $7.8 million pursuant to the Arctic SPA. As of June 30, 2023, the option to exercise the notice to proceed lapsed; consequently, we retained and recognized the non-refundable first advance payment as income.

Shipping segment

	Six months ended June 30,
(in thousands of $)	2023	2022

Total operating revenues	10,860	3,235
Vessel operating expenses	(2,100)	(3,819)
Voyage, charterhire and commission expenses	(141)	(1,109)
Administrative income	9	69
Adjusted EBITDA	8,628	(1,624)

Total operating revenues: The increase in total operating revenues of $7.6 million for six months ended June 30, 2023 compared to the same period in 2022 was primarily due to higher daily charterhire rate and full utilization of the Golar Arctic.

Vessel operating expenses: The decrease in vessel operating expenses of $1.7 million for six months ended June 30, 2023 compared to the same period in 2022 was primarily due to $1.6 million insurance rebate receipt in March 2023.

Voyage, charterhire and commission expenses: This comprised of charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $1.0 million for six months ended June 30, 2023 compared to the same period in 2022 was primarily due to $1.0 million of bunker consumption for the Golar Arctic relating to her commercial waiting time during the six months ended June 30, 2022. There were no comparable costs incurred for the same period in 2023, given full utilization of the Golar Arctic.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG conversion projects and FLNG MKII project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of June 30, 2023, we had cash and cash equivalents (including short-term deposits) of $902.8 million, of which $132.2 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of a letter of credit by a financial institution to the Customer, $39.7 million in respect to the Arctic SPA, $18.8 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $11.8 million in respect of the Operation and Maintenance Agreement with LNG Hrvatska d.o.o. Refer to note 13 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since June 30, 2023, transactions impacting our cash flows include:

Receipts of:
•$15.2 million of scheduled receipts in relation to net settlement of our commodity swap arrangements;
•$10.0 million of debt drawdown under the Gimi Facility;
•$6.0 million proceeds from First FLNG Holdings’ subscription of equity interest in Gimi MS Corporation (“Gimi MS”); and
•$4.9 million proceeds from Snam for the Development Agreement.

Payments of:
•$9.7 million of additions to the asset under development, the Gimi;
•$7.2 million by Gimi MS of pre-commissioning contractual cash flows in relation to the Gimi LOA;
•$5.2 million of scheduled loan and interest repayments; and
•$3.7 million of capital expenditure on the MKII FLNG, comprised of engineering services and long lead items.

Borrowing activities

As of June 30, 2023, we were in compliance with all our covenants under our various loan agreements. See note 18 “Debt” in our unaudited consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel mortgages. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or buy-back additional shares in excess of existing allowances and certain restrictions on the payment of dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a free liquid asset ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis at each balance sheet date.

Cash Flows

	Six months ended June 30,
(in thousands of $)	2023	2022
Net cash provided by continuing operations	85,998	58,078
Net cash provided by/(used in) discontinued operations	276	(65,266)
Net cash (used in)/provided by investing activities	(21,501)	90,218
Net cash provided by discontinued investing activities	—	566,803
Net cash used in financing activities	(175,237)	(290,044)
Net cash used in discontinued financing activities	—	(158,280)
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	369	80,647
Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	(110,095)	282,156
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	1,012,881	337,922
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	902,786	620,078

Continuing and discontinued operations

The increase in net cash provided by continuing operations of $27.9 million for the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to an increase in interest income from short-term money-market deposits, realized MTM gains on our TTF swaps and the improvement in general timing of working capital for six months ended June 30, 2023.

The improvement in the net cash provided by discontinued operations of $65.5 million for the six months ended June 30, 2023 compared to the same period in 2022 was due to the completion of the CoolCo Disposal and TundraCo Disposal between March and June 2022.

Investing activities

Net cash flows used in investing activities for the six months ended June 30, 2023 of $21.5 million and net cash flows provided by investing activities for the six months ended June 30, 2022 of $90.2 million, is mainly comprised of:

2023
•$138.1 million of additions in relation to the Gimi’s FLNG conversion;
•$56.1 million net proceeds from the sale of 4.5 million CoolCo shares;
•$45.6 million net proceeds from the sale of 1.2 million NFE Shares;
•$21.1 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$15.5 million deposit paid for a donor vessel in relation to our MKII FLNG project;
•$11.1 million of dividends received from our NFE Shares prior to disposal;
•$3.5 million revolving shareholder loan advanced to Avenir; and
•$2.3 million of advance consideration received from the sale that has been agreed for the Gandria.

2022
•$253.0 million proceeds from the sale of 6.2 million NFE Shares;
•$175.2 million of additions in relation to the Gimi’s FLNG conversion;
•$11.3 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$3.7 million of dividends received from our NFE Shares; and
•$2.4 million of equity contribution to our investment in Aqualung Carbon Capture in May 2022.

Net cash provided by discontinued investing activities of $566.8 million for the six months ended June 30, 2022 relates to net proceeds from the completion of the CoolCo Disposal and TundraCo Disposal. There were no comparable disposals for the six months ended June 30, 2023.

Financing activities

Net cash flows used in financing activities for the six months ended June 30, 2023 and 2022 were $175.2 million and $290.0 million, respectively and comprised of:

2023
•$100.0 million paid to acquire 1,230 common units of Hilli LLC from NFE;
•$85.0 million drawdown from the Gimi Facility;
•$56.0 million of scheduled debt repayments which includes $52.4 million of repayments made by our lessor VIE;
•$44.5 million total dividends paid, which comprised $27.7 million and $17.8 million to the equity holders of Golar LNG and Hilli LLC, respectively;
•$29.4 million payment to repurchase our own shares under our share repurchase program;
~~•~~$20.4 million partial repurchases of our Unsecured Bonds in March 2023 and April 2023; and
•$9.8 million financing costs paid predominantly in relation to fees on the amendment for FLNG Hilli’s sale and leaseback facility and the Unsecured Bonds.

2022
•$315.6 million redemption of the outstanding face value of the 2017 Convertible Bonds;
•$131.0 million drawdown from our Corporate RCF in February 2022;
•$131.0 million repayment of our Corporate RCF in May 2022;
•$125.0 million drawdown from the Gimi Facility;
•$55.9 million of scheduled debt repayments which includes $50.6 million of repayments made by our continuing lessor VIE;
•$25.3 million dividend payment in relation to Hilli LLC;
•$11.1 million payment to repurchase our own shares under our share repurchase program; and
•$7.1 million financing costs paid predominantly in relation to the Gimi Facility drawdown and fees on the undrawn corporate bilateral facility the availability of which expired in June 2022.

Net cash used in discontinued financing activities of $158.3 million for the six months ended June 30, 2022 relates to $158 million of scheduled debt repayments and $0.3 million financing cost paid predominately in relation to the Golar Tundra facility. There was no comparable expense for the six months ended June 30, 2023.
13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Six months ended June 30,
		2023	2022
Liquefaction services revenue	5	116,594	123,421
Vessel management fees and other revenues	5, 22	24,044	13,509
Time and voyage charter revenues	10	10,860	3,235
Total operating revenues	4	151,498	140,165

Vessel operating expenses	4	(43,282)	(36,200)
Voyage, charterhire and commission expenses	4	(460)	(1,459)
Administrative expenses	4	(18,062)	(20,135)
Project development expenses	4	(36,950)	(3,552)
Depreciation and amortization		(25,027)	(26,847)
Impairment of long-lived assets	4	(5,021)	(76,155)
Total operating expenses		(128,802)	(164,348)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	4, 7	(87,754)	447,257
Other operating income	4	10,316	14,106
Total other operating (losses)/income		(77,438)	461,363

Operating (losses)/income		(54,742)	437,180

Realized and unrealized mark-to-market (losses)/gain on our investment in listed equity securities	8	(62,308)	295,048
Other non-operating income, net	8	9,823	10,023
Total other non-operating (losses)/income	8	(52,485)	305,071

Interest income	21	23,318	954
Interest expense		(972)	(11,435)
Gains on derivative instruments, net	9	2,297	47,877
Other financial items, net	9	(1,375)	(3,584)
Net financial income		23,268	33,812

(Loss)/income before taxes and net (losses)/income from equity method investments		(83,959)	776,063
Income taxes		(1,697)	(148)
Net (losses)/income from equity method investments	16	(296)	3,009
Net (loss)/income from continuing operations		(85,952)	778,924

Net income/(loss) from discontinued operations	11	293	(82,372)

Net (loss)/income		(85,659)	696,552

Net income attributable to non-controlling interests - continuing operations		(20,749)	(113,132)
Net income attributable to non-controlling interests - discontinued operations		—	(8,206)
Total net income attributable to non-controlling interests		(20,749)	(121,338)

Net (loss)/income attributable to stockholders of Golar LNG Limited		(106,408)	575,214

Basic (loss)/earnings per share from continuing operations ($)	6	(0.99)	6.16
Dilutive (loss)/earnings per share from continuing operations ($)	6	(0.99)	6.13
Basic and diluted loss per share from discontinued operations ($)	6	0.00	(0.84)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(in thousands of $)	Notes	Six months ended June 30,
		2023	2022

Net (loss)/income		(85,659)	696,552

Other comprehensive income:
Gain associated with pensions, net of tax		1,456	88
Share of equity method investment’s comprehensive income (1)		184	—
Net other comprehensive income		1,640	88

Comprehensive (loss)/income		(84,019)	696,640

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited		(104,768)	575,302
Non-controlling interests - continuing operations		20,749	113,132
Non-controlling interests - discontinued operations		—	8,206
Comprehensive (loss)/income		(84,019)	696,640
(1) No tax impact for the six months ended June 30, 2023 and 2022.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2023	2022
	Notes	June 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		770,567	878,838
Restricted cash and short-term deposits	13	58,495	21,693
Trade accounts receivable		37,605	41,545
Amounts due from related parties	22	—	475
Current assets held for sale	4, 11	14,979	721
Other current assets	14	72,662	315,234
Total current assets		954,308	1,258,506

Non-current assets
Restricted cash	13	73,724	112,350
Equity method investments	16	46,244	104,108
Asset under development	15	1,300,748	1,152,032
Vessels and equipment, net		1,092,980	1,137,053
Non-current amounts due from related parties	22	7,093	3,472
Other non-current assets	17	455,686	512,039
Total assets		3,930,783	4,279,560

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(321,928)	(344,778)
Trade accounts payable		(16,300)	(8,983)
Accrued expenses		(43,534)	(32,833)
Current liabilities held for sale	11	—	(373)
Other current liabilities	19	(59,526)	(27,445)
Total current liabilities		(441,288)	(414,412)

Non-current liabilities
Long-term debt	18	(867,350)	(844,546)
Other non-current liabilities	20	(70,897)	(120,428)
Total liabilities		(1,379,535)	(1,379,386)

EQUITY
Stockholders’ equity		(2,091,629)	(2,500,224)
Non-controlling interests		(459,619)	(399,950)

Total liabilities and equity		(3,930,783)	(4,279,560)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Six months ended June 30,
(in thousands of $)		2023	2022
OPERATING ACTIVITIES
Net (loss)/income		(85,659)	696,552
Add: Net (income)/loss from discontinued operations		(293)	82,372
Net (loss)/income from continuing operations		(85,952)	778,924
Adjustments to reconcile net (loss)/income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		25,027	26,847
Amortization of deferred charges and debt guarantees, net		512	1,658
Impairment of long-lived assets	4	5,021	76,155
Net loss/(income) from equity method investments	16	296	(3,009)
Compensation cost related to employee stock awards		3,858	1,466
Net foreign exchange losses		1,426	102
Change in fair value of investment in listed equity securities	8	62,308	(295,048)
Change in fair value of derivative instruments (interest rate swaps)	9	1,453	(49,582)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		185,438	(365,893)
Changes in assets and liabilities:
Trade accounts receivable		4,314	(24,476)
Other current and non-current assets		(113,535)	1,706
Amounts due from related parties		384	(2,385)
Trade accounts payable		2,572	3,542
Accrued expenses		5,407	(8,797)
Other current and non-current liabilities		(12,531)	(83,132)
Net cash provided by continuing operations		85,998	58,078

Net income/(loss) from discontinued operations	11	293	(82,372)
Deconsolidation of lessor VIEs		—	(59,085)
Depreciation and amortization		20	8,733
Amortization of deferred charges		—	3,932
(Gain)/loss on disposal and impairment of long-lived assets	11	(27)	105,201
Compensation cost related to employee stock awards		3	239
Net foreign exchange losses		17	560
Changes in assets and liabilities:
Trade accounts receivable		—	836
Other current and non-current assets		300	(5,378)
Amounts due from related parties		—	(804)
Trade accounts payable		(2)	(7,261)
Accrued expenses		(165)	(4,926)
Other current and non-current liabilities		(163)	(24,941)
Net cash provided by/(used in) discontinued operations		276	(65,266)

	Notes	Six months ended June 30,
(in thousands of $)		2023	2022
INVESTING ACTIVITIES
Proceeds from sale of equity method investments	16	56,097	—
Proceeds from sale of listed equity securities	8	45,552	252,960
Proceeds from subscription of equity interest in Gimi MS	12	21,118	11,270
Dividends received from listed equity securities		11,128	3,665
Consideration received for long-lived assets held for sale	19	2,325	—
Additions to other investments		—	(2,447)
Additions to vessels and equipment		(619)	—
Loan advanced to related parties	22	(3,500)	—
Deposit paid for vessel	17	(15,500)	—
Additions to assets under development		(138,102)	(175,230)
Net cash (used in)/provided by investing activities		(21,501)	90,218

Net proceeds from disposals of long-lived assets		—	566,803
Net cash provided by discontinued investing activities		—	566,803

FINANCING ACTIVITIES
Reacquisition of common units in Hilli LLC		(100,047)	—
Repayments of short-term and long-term debt		(76,397)	(502,549)
Cash dividends paid		(44,537)	(25,305)
Purchase of treasury shares		(29,447)	(11,063)
Financing costs paid		(9,809)	(7,127)
Proceeds from short-term and long-term debt		85,000	256,000
Net cash used in financing activities		(175,237)	(290,044)

Repayments of short-term and long-term debt		—	(158,000)
Financing costs paid		—	(280)
Net cash used in discontinued financing activities		—	(158,280)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		369	80,869
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		—	(222)
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		369	80,647

Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale		(110,095)	282,156
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		1,012,881	337,922
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		902,786	620,078

Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Cash and cash equivalents	770,567	878,838	528,612	231,849
Restricted cash and short-term deposits	58,495	21,693	18,238	34,025
Restricted cash (non-current portion)	73,724	112,350	73,228	72,048
	902,786	1,012,881	620,078	337,922
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2021	108,223	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (3)	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Adjusted balance at January 1, 2022 (audited)	108,223	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231
Net income	—	—	—	—	575,214	575,214	121,338	696,552
Dividends	—	—	—	—	—	—	(25,305)	(25,305)
Employee stock compensation	—	1,816	—	—	—	1,816	—	1,816
Forfeiture of employee stock compensation	—	(111)	—	—	—	(111)	—	(111)
Restricted stock units	187	(187)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	11,270	11,270
Repurchase and cancellation of treasury shares	(569)	—	—	—	(10,493)	(11,062)	—	(11,062)
Deconsolidation of lessor VIEs	—	—	—	—	—	—	(182,706)	(182,706)
Other comprehensive income	—	—	—	88	—	88	—	88
Balance at June 30, 2022	107,841	1,934,516	200,000	(10,746)	63,298	2,294,909	371,864	2,666,773

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2022 (audited)	107,226	1,936,746	200,000	(5,811)	262,063	2,500,224	399,950	2,900,174
Net (loss)/income	—	—	—	—	(106,408)	(106,408)	20,749	(85,659)
Dividends	—	—	—	—	(26,695)	(26,695)	(17,842)	(44,537)
Employee stock compensation	—	3,638	—	—	—	3,638	—	3,638
Forfeiture of employee stock compensation	—	(73)	—	—	—	(73)	—	(73)
Restricted stock units	198	(198)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	21,118	21,118
Repurchase and cancellation of treasury shares	(1,397)	—	—	—	(28,051)	(29,448)	—	(29,448)
Other comprehensive income	—	—	—	1,640	—	1,640	—	1,640
Reacquisition of common units of Hilli LLC (note 12)	—	(251,249)	—	—	—	(251,249)	35,644	(215,605)
Balance at June 30, 2023	106,027	1,688,864	200,000	(4,171)	100,909	2,091,629	459,619	2,551,248

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at June 30, 2023 and 2022, our other comprehensive income consisted of a gain of $1.5 million and $0.1 million of pension and post-retirement benefit plan adjustments and $0.2 million and $nil income for our share of equity method investment’s comprehensive income, respectively.

(3) Opening adjustment to the December 31, 2021 equity relates to the adoption of ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815), relating to amendment to simplify an issuer’s accounting for convertible instruments.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and the regasification, storage and offloading of LNG. As of June 30, 2023, our fleet consists of two FLNGs, the Hilli Episeyo (otherwise referred to as “FLNG Hilli”) and the Gimi, which is currently completing conversion and commencing commissioning into a FLNG and two LNG carriers, the Golar Arctic (currently on charter) and the Gandria (classified as held for sale).

We are listed on the Nasdaq under the ticker: “GLNG”.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2022, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on March 31, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the six months ended June 30, 2023 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2022, except for those discussed below and disclosed in note 3.

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our financial statements if the contingency has occurred at the date of the financial statements and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

In relation to the oil derivative instrument (note 21), fair value is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the FLNG Hilli Liquefaction Tolling Agreement (“LTA”) with Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the “Customer”). The fair value of the gas derivative is determined using the estimated discounted cash flows of the additional payments due to us as a result of forecasted natural gas prices and forecasted Euro/U.S. Dollar exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized (loss)/gains on oil and gas derivative instruments” in the unaudited consolidated statement of operations (note 7).

Accrued overproduction revenue/(accrued underutilization adjustment) pursuant to the LTA is variable consideration that is estimated at each reporting date based upon certain estimates and assumptions. Our estimation of variable consideration includes an assessment of probability of producing the contracted capacity per given contract year, which considers an assessment of our expected operational performance (such as expected scheduled and unscheduled maintenance) and the expected operational performance of the Customer (such as delays in receipt of feedgas and offtake scheduling issues), application of the expected value method, determining if the estimated amount of variable consideration should be constrained and by what amount and our estimate of the expected tolling fee for the given contract year. The changes in our estimates of this variable consideration are recognized in “Liquefaction services revenue” and “Other operating income” (note 5) and “Underutilization liability” (note 19).

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended by ASU 2021-01 Reference Rate Reform (Topic 848): Scope issued in January 2021 and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 issued in December 2022. This guidance provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, which are available for election until December 31, 2024. Amendments to certain contracts affected by reference rate reform have been entered into and we will continue to assess remaining amendments prospectively, applying the optional expedients where available, however we do not believe there will be a significant impact on our consolidated financial statements following adoption of the reference rate reform.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers. We adopted this with effect from January 1, 2023. The adoption of ASU 2021-08 had no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2023:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.
		January 1, 2024	No impact currently expected as a result of the adoption of this ASU.

4.    SEGMENT INFORMATION

We operate three distinct reportable segments as follows:
•FLNG – This segment includes our operations of FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the FLNG Hilli, and one completing conversion and commencing commissioning into a FLNG, the Gimi (note 15).
•Corporate and other – This segment includes our vessel management, FSRU services for third parties, administrative services to former affiliates and third parties and our corporate overhead costs.
•Shipping – This segment includes our operations of the transportation of LNG carriers.

A reconciliation of net (loss)/income to Adjusted EBITDA for the six months ended June 30, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
Net (loss)/income	(85,659)	696,552
Income taxes	1,697	148
(Loss)/income before income taxes	(83,962)	696,700
Depreciation and amortization	25,027	26,847
Impairment of long-lived assets (1)	5,021	76,155
Unrealized loss/(gain) on oil and gas derivative instruments (note 7)	191,657	(349,607)
Realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities (note 8)	62,308	(295,048)
Other non-operating income, net (note 8)	(9,823)	(10,023)
Interest income	(23,318)	(954)
Interest expense	972	11,435
Gains on derivative instruments, net (note 9)	(2,297)	(47,877)
Other financial items, net (note 9)	1,375	3,584
Net losses/(income) from equity method investments (note 16)	296	(3,009)
Net (income)/loss from discontinued operations (note 11)	(293)	82,372
Adjusted EBITDA	166,963	190,575
(1) In May 2023, we entered into an Agreement for the sale and recycling of the Gandria (“Gandria SPA”) with Last Voyage, DMCC (the “Buyer”) for net consideration of $15.2 million, of which $2.3 million was received in advance in May 2023 (note 19). The Buyer agreed to purchase the Gandria (including vessel and onboard equipment) for demolition and recycling which will take place at a ship recycling facility in India. The Gandria SPA is expected to be completed on or before October 31, 2023. In late May 2023, the held for sale presentation criteria was met, and we reclassified the Gandria, previously in our FLNG segment as held-for-sale and remeasured the vessel and onboard equipment to lower of her carrying value and fair value less estimated costs to sell, recognizing an impairment charge of $5.0 million.
In May 2022, entry into a sale and purchase agreement (the “Arctic SPA”) with SNAM RETE Gas S.p.A (part of “Snam”) changed the expected recovery of Golar Arctic’s carrying amount from continued use in operations over her remaining useful life, to recovery from sale, and was considered an indicator of impairment. The revised future estimated cash flows were less than her carrying amount on June 30, 2022 and an impairment charge of $76.2 million was recognized, reflecting an adjustment to her fair value (based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market).

	Six months ended June 30, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	116,594	24,044	10,860	151,498
Vessel operating expenses	(31,512)	(9,670)	(2,100)	(43,282)
Voyage, charterhire and commission expenses	(300)	(19)	(141)	(460)
Administrative (expenses)/income	(92)	(17,979)	9	(18,062)
Project development expenses	(2,237)	(34,713)	—	(36,950)
Realized gain on oil and gas derivative instruments, net (note 7)	103,903	—	—	103,903
Other operating income	2,499	7,817	—	10,316
Adjusted EBITDA	188,855	(30,520)	8,628	166,963

Net (losses)/income from equity method investments (note 16)	—	(2,610)	2,314	(296)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	June 30, 2023
(in thousands of $)	FLNG	Corporate and other	Shipping	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	2,829,840	1,039,627	46,337	3,915,804	14,979	3,930,783
Equity method investments (note 16)	—	46,244	—	46,244	—	46,244

	Six months ended June 30, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	123,421	13,509	3,235	140,165
Vessel operating expenses	(29,153)	(3,228)	(3,819)	(36,200)
Voyage, charterhire and commission expenses	(300)	(50)	(1,109)	(1,459)
Administrative (expenses)/income	(29)	(20,176)	69	(20,136)
Project development (expenses)/income	(5,002)	1,451	—	(3,551)
Realized gain on oil and gas derivative instruments, net (note 7)	97,650	—	—	97,650
Other operating income	14,106	—	—	14,106
Adjusted EBITDA	200,693	(8,494)	(1,624)	190,575

Net income from equity method investments (note 17)	—	3,009	—	3,009
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2022
(in thousands of $)	FLNG	Corporate and other	Shipping	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	2,815,552	1,410,587	52,700	4,278,839	721	4,279,560
Equity method investments (note 16)	—	48,669	55,439	104,108	—	104,108

5.    REVENUE

The following table represents a disaggregation of revenue earned from contracts with customers during the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(in thousands of $)	2023	2022
Base tolling fee (1)	102,251	102,251
Amortization of deferred commissioning period revenue (2)	2,043	2,043
Amortization of Day 1 gains (3)	6,219	16,286
Accrued overproduction revenue/(accrued underutilization adjustment) (4)	4,074	620
Incremental base tolling fee (5)	2,500	2,500
Other (6)	(493)	(279)
Liquefaction services revenue (9)	116,594	123,421

Management fees revenue (7)	10,114	13,509
Service revenue (8)	13,798	—
Other revenues	132	—
Vessel management fees and other revenues (9)	24,044	13,509
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (notes 19 and 20) and recognized evenly over the contract term.

(3) Day 1 gain results from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 19 and 20). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(4) In March 2021, we signed an agreement with the Customer (“LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from the 2019 contract year. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026. Pursuant to LTA Amendment 2, we have billed and recognized overproduction revenue in relation to excess production over contracted annual base capacity during contract years 2020 and 2021. LTA Amendment 4 was approved and considered a contract modification pursuant to ASC 606 Revenue from Contracts with Customers during the three months ended March 31, 2023. Pursuant to the fourth amendment to the LTA (“LTA Amendment 4”), we have agreed with our Customer to increase contract year 2023 annual contracted capacity by 0.04 million tons (from 1.4 million tons to 1.44 million tons) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production. To the extent that the increased 2023 contracted capacity of LNG is produced during the year, the 2022 underutilization will be offset against 2023 increased production and no underutilization for contract year 2023 will result. However, if the increased 2023 contracted capacity of LNG is not produced during the year, any underutilization will continue to be treated as a reduction against our final invoice to the Customer at the end of the LTA in July 2026 as per LTA Amendment 2. For the six months ended June 30, 2023, we assessed the probability of our production of the contracted 1.44 million tons for contract year 2023 and concluded that it was probable. We estimated how much of this 1.44 million tons was produced during the six months ended June 30, 2023 and offset a pro-rata amount of $6.6 million against the underutilization liability recognized as of December 31, 2022 for 2022 underutilization (note 19) and an offsetting increase to estimated overproduction variable consideration which is bifurcated between “Liquefaction services revenue” and “Other operating income” line items in the consolidated statements of operations, amounting to $4.1 million and $2.5 million, respectively.

(5) In 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tons of LNG, for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million (out of 0.4 million tons) from January 2023 to the end of the LTA in July 2026. The combined effect results in annual contracted base capacity of 1.4 million tons of tons of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(6) “Other” comprised of: (i) accrued demurrage costs of $0.2 million and $nil for the six months ended June 30, 2023 and 2022, respectively, which we recognized in the period in which the delay occurred; and (ii) unwinding of deferred liquidated damages recognized prior to the commencement of the contract, evenly released over the LTA contract term, of $0.3 million and $0.3 million for the six months ended June 30, 2023 and 2022.

(7) Comprised of ship management, administrative and vessel operation and maintenance services. We entered into several agreements to provide ship management and administrative services to external customers. We also entered into a FSRU Operation and Services Agreement with a subsidiary of Snam for the Golar Tundra, pursuant to which we are required to provide FSRU operating and maintenance services in exchange for various payments.

(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”), which it acquired from us in May 2022. The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We assessed this to be a single performance obligation to the customer that is satisfied over time (from the period of entry into the agreement to delivery of the fully commissioned FSRU to our customer), with progress over time measured using an input method of recognition based on our efforts expended over the contract term, reflecting our past experience with comparable projects for our owned vessels, as determined using hours expended by our project team. As of June 30, 2023, we completed the Development Agreement and recognized services revenue and an associated contract asset of $13.8 million and $7.5 million, respectively. There was no comparable revenue recognized for the same period in 2022.

(9) Liquefaction services revenue is included under our “FLNG” segment while vessel management fees and other revenues under our “Corporate and other” segment.

Contract Assets and Liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	June 30, 2023	December 31, 2022
Contract assets (1)	27,835	21,297

Current contract liabilities (1) (2)	(35,779)	(8,398)
Non-current contract liabilities (2) (3)	(8,353)	(54,018)
Total contract liabilities (4)	(44,132)	(62,416)

(in thousands of $)	June 30, 2023	December 31, 2022
Opening contract liability balance	(62,416)	(18,736)
Deferral of revenue (5)	(2,325)	(62,223)
Recognition of unearned revenue (1) (2)	12,793	18,543
Recognition of deferred revenue (3)	7,816	—
Closing contract liability balance	(44,132)	(62,416)

(1) As of June 30, 2023 and December 31, 2022, we recognized a contract asset of $7.5 million and current contract liability of $4.2 million, respectively, in relation to the Development Agreement.

(2) Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for this underutilization of $35.8 million as of December 31, 2022 (note 20). As further discussed in footnote 4 to our revenue disclosure presented above, we reduced our underutilization liability by $6.6 million to $29.2 million and we reclassified the balance from non-current (note 20) to current (note 19) reflecting our expectation that this amount will be recovered from increased LNG production in the 2023 contract year.

(3) Pursuant to the Arctic SPA, upon receipt of a notice to proceed, we will convert LNG carrier Golar Arctic to a FSRU which will lead to her eventual sale to Snam. The Arctic SPA includes contractual fixed payments (recognized over the period of time that we provide the services to Snam) and as of December 31, 2022, we recognized a non-current contract liability of $7.8 million. As of June 30, 2023, Snam’s option to issue the notice to proceed lapsed and in accordance with the Arctic SPA, we retained and recognized the first advance payment and presented in “Other operating income” in the unaudited consolidated statements of operations (note 20).

(4) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $12.6 million as of June 30, 2023 (December 31, 2022: $14.6 million) (note 19 and 20). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of three years, including the components of transaction price described above.

(5) Included in “deferral of revenue” as of June 30, 2023, is the deposit of $2.3 million received for the sale of the Gandria (note 4).

6.    (LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share “(LPS)/EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted (LPS)/EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2023	2022
Net (loss)/income net of non-controlling interests - continuing operations - basic and diluted	(106,701)	665,792
Net income/(loss) net of non-controlling interests - discontinued operations - basic and diluted	293	(90,578)

The components of the denominator for the calculation of basic and diluted (LPS)/EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2023	2022
Basic:
Weighted average number of common shares outstanding	107,337	108,125

Dilutive:
Dilutive impact of share options and RSUs (1)	618	407
Weighted average number of common shares outstanding	107,955	108,532

(LPS)/EPS per share are as follows:

	Six months ended June 30,
	2023	2022
Basic (LPS)/EPS from continuing operations	$(0.99)	$6.16
Diluted (LPS)/EPS from continuing operations (1)	$(0.99)	$6.13
Basic and diluted LPS from discontinued operations	$0.00	$(0.84)
(1) The effects of stock awards have been excluded from the calculation of diluted (LPS)/EPS from continuing operations for the six months ended June 30, 2023 because the effects were anti-dilutive.

7. REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized (loss)/gain on the oil and gas derivative instruments is comprised of the following:

	Six months ended June 30,
	2023	2022
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	42,066	(8,134)
Realized gain on FLNG Hilli’s oil derivative instrument	36,156	50,102
Realized gain on FLNG Hilli’s gas derivative instrument	25,681	55,682
Realized gain on oil and gas derivative instruments, net	103,903	97,650

Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument (note 17)	(94,642)	194,632
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 17)	(74,840)	169,293
Unrealized MTM adjustment on commodity swap derivatives	(22,175)	(14,318)
Unrealized (loss)/gain on oil and gas derivative instruments	(191,657)	349,607

Realized and unrealized (loss)/gain on oil and gas derivative instruments (note 21)	(87,754)	447,257

The realized (loss)/gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8. OTHER NON-OPERATING (LOSSES)/INCOME

Other non-operating (losses)/income is comprised of the following:

	Six months ended June 30,
	2023	2022
Realized and unrealized MTM (losses)/gains on investment in listed equity securities (note 14) (1)	(62,308)	295,048
Dividend income from our investment in listed equity securities	9,823	6,918
UK tax lease liability (2)	—	3,105
Other non-operating (losses)/income	(52,485)	305,071

(1) “Investment in listed equity securities,” included in balance sheet line-item “Other current assets” (note 14), relates to our equity holding in New Fortress Energy Inc (“NFE”) of nil and 5.3 million shares of Class A NFE common shares (“NFE Shares”) as of June 30, 2023 and December 31, 2022, respectively. During the six months ended June 30, 2023 and 2022, we recognized $62.3 million realized MTM losses and $295.0 million unrealized MTM gains, respectively.

In the six months ended June 30, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million. On March 15, 2023, we also disposed of our remaining 4.1 million NFE Shares that were applied as partial consideration for the repurchase of 1,230 common units in Golar Hilli LLC “Hilli LLC” from NFE, which NFE acquired pursuant to the sale of our investment in Golar LNG Partners LP (“Golar Partners”) to NFE in April 2021 (note 12.2). Following these transactions, we no longer hold any listed equity securities. In the six months ended June 30, 2022, we sold 6.2 million of NFE Shares at a price of $40.80 per share for an aggregate consideration of $253.0 million.

(2) In April 2022, we settled our liability to the UK tax authority in relation to former leasing arrangements of $66.4 million, inclusive of fees and released the remaining UK tax lease liability.

9.     GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains on derivative instruments, net is comprised of the following:

(in thousands of $)	Six months ended June 30,
	2023	2022
Net interest income/(expense) on undesignated interest rate swap (“IRS”) derivatives	3,750	(1,705)
Unrealized MTM adjustment for IRS derivatives	(1,453)	49,582
Gains on derivative instruments, net	2,297	47,877

Other financial items, net is comprised of the following:

(in thousands of $)	Six months ended June 30,
	2023	2022
Foreign exchange (loss)/gain on operations	(1,427)	1,168
Financing arrangement fees and other related costs	(799)	(5,964)
Amortization of debt guarantees	1,034	1,341
Others	(183)	(129)
Other financials items, net	(1,375)	(3,584)

10.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Six months ended June 30,
(in thousands of $)	2023	2022
Operating lease income	10,860	2,408
Variable lease income (1)	—	827
Total operating lease income (2)	10,860	3,235
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the unaudited consolidated statement of operations line item “Time and voyage charter revenues.”

11.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

The net income/(loss) from discontinued operations for the six months ended June 30, 2023 and 2022 are as follows:

	2023
(in thousands of $)	CoolCo	TundraCo (1)	Total
Net income from discontinued operations	293	—	293

	2022
(in thousands of $)	CoolCo	TundraCo (1)	Total
Loss from discontinued operations	(194,912)	(699)	(195,611)
(Loss)/gain on disposal	(10,060)	123,299	113,239
Net (loss)/income from discontinued operations	(204,972)	122,600	(82,372)
(1) On May 31, 2022, we completed the sale of our subsidiary Golar LNG NB 13 Corporation, owner of the FSRU Golar Tundra and recognized a gain on disposal of $123.2 million which comprised of (i) cash proceeds received of $352.5 million, (ii) partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iii) related fees incurred in relation to disposal of $0.3 million.

11.1 The CoolCo Disposal

The disposals of Cool Company Ltd (“CoolCo” and the “CoolCo Disposal”) closed in stages from March 3, 2022 to June 30, 2022. As of June 30, 2022, we recognized a loss on disposal of $10.1 million in relation to the subsidiaries disposed, comprised of carrying values of the assets and liabilities disposed of $355.4 million, partially offset by the proceeds received of $218.2 million cash consideration and 12.5 million shares of CoolCo valued at $127.1 million (based on the respective share price on the phased completion dates).

In November 2022, CoolCo and us agreed for CoolCo to acquire our vessel operations in Malaysia. Consequently, the associated assets and liabilities of our Malaysia vessel operations were classified as held-for-sale and qualified as a discontinued operation. As such, we have retrospectively reclassified the results as “Net income/(loss) from discontinued operations.” In May 2023, the sale was completed and we recognized a gain on disposal of $27.0 thousand.

Our continuing involvement with the discontinued operations for the six months ended June 30, 2023 and 2022, includes:
•our equity method investment in CoolCo until March 2, 2023 (note 16);
•$0.5 million and $0.3 million financial guarantees fees, respectively, with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice of $193.8 million, in place until the earlier of the repayment of the vessel debt by CoolCo or until release by the lessors;
•$1.4 million and $1.2 million management and administrative services revenue, respectively, for the provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo Administrative Services Agreement (“CoolCo ASA”). The CoolCo ASA ended on June 30, 2023;
•$nil and $2.0 million net expenses, respectively, relating to the CoolCo’s vessels participation in the Cool Pool arrangement. We exited this pooling arrangement in November 2022;
•$1.0 million and $nil ship management fee expense, respectively, for CoolCo’s management of our LNG carrier Golar Arctic, and our contractual vessel management obligations for Golar Tundra and LNG Croatia for the six months ended June 30, 2023. There was no comparable expense in the same period in 2022; and
•$0.1 million and $nil administrative services expense, for CoolCo’s provision of IT and finance services to us pursuant to our short term CoolCo Administrative Services Agreement entered into in May 2023.

12.     VARIABLE INTEREST ENTITIES (“VIEs”)

12.1 Lessor VIEs

As of June 30, 2023, we leased one (December 31, 2022: one) vessel from a VIE as part of a sale and leaseback agreement.

As discussed in note 11, during the six months ended June 30, 2022, the CoolCo Disposal resulted in the disposal of our subsidiaries, including the disponent owners of seven vessels that were subject to these sale and leaseback agreements (Golar Seal, Golar Crystal, Golar Bear, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin). Consequently, this resulted in the deconsolidation of the lessor VIEs associated with the seven vessels.

Our continuing lessor VIE as of June 30, 2023, is with a China State Shipbuilding Corporation entity (“CSSC entity”). The CSSC entity is a wholly-owned, special purpose vehicle. In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for an initial term of ten years. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by 5 years to 2033. These amendments did not impact our total bareboat obligations. We still have options to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of June 30, 2023, is shown below:

(in thousands of $)	2023 (1)	2024	2025	2026	2027	2028+
Hilli (2)	42,488	82,890	79,943	76,996	74,133	340,482
(1) For the six months ending December 31, 2023.

(2) The payment obligations above include variable rental payments due under the lease based on an assumed SOFR plus margin.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of June 30, 2023 and December 31, 2022, are as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Assets
Restricted cash and short-term deposits	18,804	21,691

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(314,683)	(337,547)
Long-term debt (1)	(121,021)	(156,563)
	(435,704)	(494,110)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Continuing operations
Statement of operations
Interest expense	5,273	2,878

Statement of cash flows
Net debt repayments	(52,359)	(50,570)

(in thousands of $)	2023	2022
Financing costs paid	(3,150)	—

Discontinued operations
Statement of operations
Interest expense	—	3,814

12.2    Golar Hilli LLC

Hilli LLC owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. In July 2018, we and affiliates of Keppel Shipyard Limited (“Keppel”) and Black & Veatch Corporation (“B&V”) completed the sale of 1,230 Hilli Common Units to our former affiliate, Golar Partners. We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, we concluded that Hilli LLC is a VIE, that we are the primary beneficiary and that we consolidate both Hilli LLC and Hilli Corp. The ownership interests in Hilli LLC held by Keppel, B&V and Golar Partners are considered non-controlling interests. The July 2018 disposal of the non-controlling interests in Hilli LLC represented a decrease in our ownership interest in Hilli LLC while control is retained and this disposal was considered an equity transaction. In April 2021, we sold Golar Partners to NFE, which included its 1,230 Hilli Common Units.

On March 15, 2023, we repurchased the 1,230 Hilli Common Units, held by Golar Partners from NFE in exchange for payment of $100.0 million cash, our 4.1 million NFE Shares with a fair value of $116.9 million and our assumption of distribution rights to these 1,230 Hilli Common Units for the period from January 1 to March 15, 2023 (which NFE waived) with a fair value of $3.9 million (the “Hilli Buyback”).

The Hilli Buyback is a reacquisition of a non-controlling interest in Hilli LLC, a consolidated VIE. We reconsidered whether Hilli LLC is a VIE and concluded that following the Hilli Buyback, we continue to have a variable interest in Hilli LLC, Hilli LLC remains a VIE, we remain the primary beneficiary and continue to consolidate Hilli LLC. The Hilli Buyback represents an increase in our ownership interest in Hilli LLC while control is retained and this reacquisition is considered an equity transaction. A loss of $251.2 million for the Hilli Buyback is recorded in equity.
Following the Hilli Buyback and as of June 30, 2023, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	94.6%	89.1%	89.1%
Keppel	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC (1) that most significantly impact our unaudited consolidated balance sheet are as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Balance sheet
Current assets	62,666	105,738
Non-current assets	1,287,528	1,481,722
Current liabilities	(390,197)	(381,131)
Non-current liabilities	(160,715)	(240,146)
(1) As Hilli LLC is the primary beneficiary of the lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Statement of operations
Liquefaction services revenue	116,594	123,421
Realized and unrealized gain on oil and gas derivative instruments	(87,754)	447,257

Statement of changes in equity
Additional paid-in capital	(251,249)	—
Non-controlling interest	35,644	—

Statement of cash flows
Reacquisition of common units in Hilli LLC	(100,047)	—
Net debt repayments	(52,359)	(50,570)
Financing costs paid	(3,150)	—
Cash dividends paid	(17,842)	(25,305)

12.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheet are as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Balance sheet
Current assets	23,050	12,460
Non-current assets	1,369,738	1,195,725
Current liabilities	(62,178)	(10,666)
Non-current liabilities	(603,302)	(516,298)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are as follows:

	Six months ended June 30,
(in thousands of $)	2023	2022
Statement of cash flows
Additions to asset under development	138,102	175,230
Capitalized financing costs	(1,156)	(2,080)
Net debt receipts	85,000	125,000
Proceeds from subscription of equity interest	21,118	11,270

13.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Restricted cash in relation to the FLNG Hilli (1)	60,973	60,952
Restricted cash in relation to the Golar Arctic performance guarantee (2)	39,691	38,822
Restricted cash and short-term deposits held by lessor VIE (3)	18,804	21,691
Restricted cash in relation to the LNG Croatia (4)	11,772	11,504
Restricted cash relating to office lease	979	1,074
Total restricted cash and short-term deposits	132,219	134,043
Less: Amounts included in current restricted cash and short-term deposits	(58,495)	(21,693)
Non-current restricted cash	73,724	112,350

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tons of LNG production, reducing the LC to $100.0 million and the cash collateral to $61.0 million as of June 30, 2023.

(2) In connection with the Arctic SPA, we were required to provide a performance guarantee of €26.9 million and advance repayment guarantees totaling €163.9 million, which corresponds to the three installment payments from Snam. The performance guarantee and the first of three advance repayment guarantee of $30.2 million (€26.9 million) and $9.0 million (€8.1 million), respectively, secure our contractual and performance obligations of the conversion of the Golar Arctic. As of June 30, 2023, Snam’s option to exercise the notice to proceed lapsed, rendering the Arctic SPA terminated. At June 30, 2023, the process of releasing the cash collaterals is in progress, which process is expected to be complete within 2-3 months. Consequently, restricted cash was reclassified from non-current to “Restricted cash and short-term deposits” on the unaudited consolidated balance sheet.

(3) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements as a VIE (note 12).

(4) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of €9.3 million and one in the amount of $1.3 million, both of which will remain restricted throughout the 10-year term until December 2030.

14.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	June 30, 2023	December 31, 2022
MTM asset on TTF linked commodity swap derivatives (note 21)	44,628	73,583
Receivable from TTF linked commodity swap derivatives	7,581	4,638
MTM asset on IRS derivatives (note 21)	5,557	—
Interest receivable from money market deposits and bank accounts	4,950	3,617
Prepaid expenses	3,319	2,760
Receivable from IRS derivatives	2,461	1,923
Investment in listed equity securities (notes 8 and 12)	—	224,788
Other receivables	4,166	3,925
Other current assets	72,662	315,234
15.    ASSET UNDER DEVELOPMENT

(in thousands of $)	June 30, 2023	December 31, 2022
Opening asset under development balance	1,152,032	877,838
Additions	115,264	221,184
Interest costs capitalized	33,452	53,010
Closing asset under development balance	1,300,748	1,152,032

15.1. Gimi conversion financing

The aggregate conversion cost including financing costs is approximately $1.6 billion of which $700.0 million is funded by the Gimi facility (note 18). As of June 30, 2023, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2023 (1)	214,431
2024	183,057
Total	397,488
(1) For the six months ending December 31, 2023.

15.2. Gimi LOA

In February 2019, we entered into a Lease and Operate Agreement (which was subsequently amended and restated in September 2021) with BP Mauritania Investments Limited (“BP”), Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”).

The LOA provides for the construction and conversion of Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its floating production, storage and offloading vessel, completing specified acceptance tests, followed by the commencement of commercial operations (“COD”). Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the Greater Torture/Ahmeyim (“GTA”) Project and offloading of LNG produced for a period of twenty years.

Pursuant to the LOA, we and BP are required to meet various delivery schedules and delays result in contractual prepayments between the parties in advance of COD (note 15.3). Post COD, the contractual dayrate is comprised of capital and operating elements.

As of June 30, 2023, the FLNG Gimi is 95% technically complete. The yard departure date for FLNG Gimi has been postponed from the first half of 2023 to Q3 2023 to allow for vessel completion and testing and a greater proportion of commissioning works to be performed in Singapore where requisite skills and resources are more accessible. The updated sail away timing is not expected to impact first feed gas on the GTA Project. As a result of project delays, pre-commissioning contractual cash flows under the LOA have started. A LOA contract interpretation dispute regarding parts of these pre-commissioning contractual cash flows currently exists between BP and Golar, regarding payments due from BP to Golar as a result of the delays previously announced in 2020 related to force majeure claims. The dispute does not impact the wider execution of the 20 years GTA Project.

15.3. Gimi LOA prepayments

As of June 30, 2023, Gimi MS has recognized $25.4 million of pre-commissioning contractual cash flows due to BP pursuant to the LOA. Given the complexity and interdependencies of the activities required during the project mobilization and commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts. We expect any net payments/receipts in advance of COD to be insignificant in the context of the cash flows we expect to generate over the term of the LOA.

A LOA contract interpretation dispute regarding certain of these contractual prepayments exists. As of June 30, 2023, Gimi MS is due $22.1 million of Project Delay Payment (“PDPs”) from BP pursuant to the LOA. Gimi MS has followed the dispute resolution provisions included in the LOA however as of June 30, 2023, the dispute remains unresolved. We have considered the contractual PDPs receivable from BP as a contingent gain and have not recognized such amount as an asset. Any amount we may recover will not be reflected in our unaudited consolidated financial statements until such time as the PDPs contractual dispute has been resolved and amount is realized or realizable (note 24).

16.     EQUITY METHOD INVESTMENTS

	Six months ended June 30,
(in thousands of $)	2023	2022
Share of net losses of Avenir	(2,879)	(2,537)
Share of net income of CoolCo	1,491	5,390
Share of net income of other equity method investments	269	156
Gain on disposal of CoolCo (1)	823	—
Net (losses)/income from equity method investments	(296)	3,009

The carrying amounts of our equity method investments as of June 30, 2023 and December 31, 2022 are as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Avenir	39,095	41,790
CoolCo (1)	—	55,439
Others (2)	7,149	6,879
Equity method investments	46,244	104,108
(1) In March 2023, we sold 4.5 million of our CoolCo shares at NOK 130/$12.60 per share for net consideration of $56.1 million, inclusive of $0.1 million fees. As of June 30, 2023, following the sale of our CoolCo shares, we retain one common share in CoolCo which is required by, covenants relating to the guarantees which we provide to CoolCo. The gain on disposal of $0.8 million is included in the unaudited consolidated statement of operations line-item “Net income/(losses) from equity method investments.”
(2) “Others” refers to our equity method investments in Egyptian Company for Gas Services S.A.E and Aqualung Carbon Capture.

17.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	June 30, 2023	December 31, 2022
Oil derivative instrument (note 21)	107,955	182,795
Gas derivative instrument (note 21)	101,542	196,184
MTM asset on IRS derivatives (note 21)	47,960	54,970
MTM asset on TTF linked commodity swap derivatives (note 21)	46,565	39,785
Operating lease right-of-use-assets (1)	8,252	5,653
Others (2)	143,412	32,652
Other non-current assets	455,686	512,039
(1) Operating lease right-of-use-assets mainly comprise of our office leases.
(2) Included within “Others” as of June 30, 2023 and December 31, 2022 are pre-commissioning contractual cash flows in relation to the Gimi LOA of $25.4 million and $nil, and capitalized engineering costs, long lead items and deposit for a donor vessel of $38.0 million, $59.8 million and $15.5 million; and $16.7 million, $10.4 million and $nil, in relation to our MKII FLNG project, respectively (note 23).

18.    DEBT

As of June 30, 2023 and December 31, 2022, our debt was as follows:

(in thousands of $)	June 30, 2023	December 31, 2022
Gimi facility (note 15.1)	(620,000)	(535,000)
Unsecured Bonds	(138,706)	(159,029)
Golar Arctic facility	(18,237)	(21,884)
Subtotal (excluding lessor VIE debt)	(776,943)	(715,913)
CSSC VIE debt - FLNG Hilli facility (1)	(442,007)	(494,366)
Total debt (gross)	(1,218,950)	(1,210,279)
Less: Deferred financing costs (2)	29,672	20,955
Total debt, net of deferred financing costs	(1,189,278)	(1,189,324)

At June 30, 2023, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(7,245)	(314,683)	(321,928)
Long-term debt	(746,329)	(121,021)	(867,350)
Total	(753,574)	(435,704)	(1,189,278)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 12).
(2) In June 2023, we executed an amendment to the terms of our $300 million senior unsecured bonds (“Unsecured Bonds”), effective from May 25, 2023 and paid a one-off fee of $5.2 million to bondholders which has been deferred and amortized over the remaining term of the Unsecured Bonds (see below).
In June 2023, we entered into the fourth side letter for FLNG Hilli’s sale and leaseback facility, incurring total fees of $6.3 million which has been deferred and amortized over the remaining term of the sale and leaseback facility (note 12).
Unsecured Bonds

In March 2023, we repurchased $4.5 million of the Unsecured Bonds at 99.75% of par for a total consideration of $4.6 million, inclusive of accrued interest up to March 22, 2023 of $0.1 million and recognized a loss on extinguishment of $44.4 thousand in “Other financial items, net” in the unaudited consolidated statement operations. In April 2023, we repurchased a further $15.9 million of the Unsecured Bonds at 100.4% of par for a total consideration of $16.5 million, inclusive of accrued interest up to April 4, 2023 of $0.5 million and recognized a loss on extinguishment of $0.3 million in “Other financial items, net” in the unaudited consolidated statement operations. These repurchases did not result in an amendment to the terms of the remaining outstanding Unsecured Bonds.

Following the approval by bondholders, in June 2023, we executed an amendment to the terms of the Unsecured Bonds with effect from May 25, 2023, specifically the definition of permitted distributions, removal of restriction to pay distributions and the introduction of a $100.0 million free liquid assets incurrence test and in exchange for a one-time consent fee of 3.75% of the nominal amount of the outstanding Unsecured Bonds or $5.2 million that we paid to bondholders, which is treated as an additional debt discount and amortized as an adjustment of interest expense over the remaining term of the modified debt.

19.     OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

(in thousands of $)	June 30, 2023	December 31, 2022
Underutilization liability (note 5)	(29,233)	—
Day 1 gain deferred revenue - current portion (1) (note 20)	(12,783)	(12,783)
Deferred revenue	(4,220)	(6,080)
Current portion of operating lease liability	(989)	(1,328)
Demurrage cost (note 5)	(288)	(1,608)
Contract liability (note 5)	(2,325)	(4,177)
Other payables	(9,688)	(1,469)
Other current liabilities	(59,526)	(27,445)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of June 30, 2023, the Day 1 gain deferred revenue - current portion relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2022: $10.0 million and $2.8 million).

20.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

(in thousands of $)	June 30, 2023	December 31, 2022
Day 1 gain deferred revenue (1)	(25,501)	(31,720)
Pension obligations	(23,459)	(24,269)
Deferred commissioning period revenue (2)	(8,353)	(10,396)
Non-current portion of operating lease liabilities	(6,614)	(3,587)
Golar Arctic’s contract liability (3)	—	(7,816)
Underutilization liability (note 5)	—	(35,806)
Other payables (4)	(6,970)	(6,834)
Other non-current liabilities	(70,897)	(120,428)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of June 30, 2023, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $19.7 million and $5.8 million, respectively (December 31, 2022: $24.5 million and $7.2 million).

(2) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 19).

(3) “Golar Arctic’s contract liability” represents the first advance payment received from Snam in relation to the Arctic SPA. As of June 30, 2023, Snam’s option to issue the notice to proceed lapsed. In accordance with the Arctic SPA, we retain the first advance payment (note 5).

(4) Included in “Other payables” as of June 30, 2023 and December 31, 2022 is an asset retirement obligation of $5.8 million and $5.7 million, respectively. The corresponding mooring asset of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

21.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		December 31, 2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	770,567	770,567	878,838	878,838
Restricted cash and short-term deposits (3)	Level 1	132,219	132,219	134,043	134,043
Trade accounts receivable (3)	Level 1	37,605	37,605	41,545	41,545
Interest receivable from money-market deposits and bank accounts (3)	Level 1	4,950	4,950	3,617	3,617
Receivable from TTF linked commodity swap derivatives (3)	Level 1	7,581	7,581	4,638	4,638
Receivable from IRS derivatives (3)	Level 1	2,461	2,461	1,923	1,923
Investment in listed equity securities (4)	Level 1	—	—	224,788	224,788
Trade accounts payable (3)	Level 1	(16,300)	(16,300)	(8,983)	(8,983)
Assets held for sale (note 4)	Level 1	14,979	14,979	—	—
Assets held for sale (note 11)	Level 2	—	—	721	721
Liabilities held for sale (note 11)	Level 2	—	—	(373)	(373)
Current portion of long-term debt and short-term debt (2) (5) (6)	Level 2	(322,902)	(322,902)	(344,960)	(344,960)
Long-term debt (5) (6)	Level 2	(757,342)	(757,342)	(706,290)	(706,290)
Long-term debt - Unsecured Bonds (5) (7)	Level 1	(138,706)	(134,802)	(159,029)	(158,092)

Derivatives:
Oil and gas derivative instruments (8)	Level 2	209,497	209,497	378,979	378,979
Asset on IRS derivatives (9)	Level 2	53,517	53,517	54,970	54,970
Asset on TTF linked commodity swap derivatives (9)	Level 2	91,193	91,193	113,368	113,368

(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $770.6 million, $878.8 million and $528.6 million are $668.7 million, $634.2 million and $420.2 million held in short-term money-market deposits as of June 30, 2023, December 31, 2022 and June 30, 2022, respectively. During the six months ended June 30, 2023 and 2022, we earned interest income of $17.8 million and $0.4 million, respectively on short-term money-market deposits.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) “Investment in listed equity securities” refers to our NFE Shares (note 14). The fair value was based on the NFE closing share price as of the balance sheet date.

(5) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred charges which amounted to $29.7 million and $21.0 million at June 30, 2023 and December 31, 2022, respectively.

(6) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are calculated on a quarterly basis.

(7) The estimated fair value of our Unsecured Bonds are based on their quoted market prices as of the balance sheet date.

(8) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(9) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

As of June 30, 2023, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	729,792	June 2024 to November 2029	1.69% - 2.37%

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1 million tons of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, 0.2 million tons per year of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties and are subject to nominal credit risk, where relevant, these transactions are settled on a daily margin basis with investment grade institutions.

Instrument	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	3,226,002	2023 - 2024	$49.50 to $51.20
Receiving floating, pay fixed	3,226,002	2023 - 2024	$20.55 to $22.00

22.    RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Receivables: The balances with Avenir as of June 30, 2023 and December 31, 2022 consisted of the following:

(in thousands of $)	June 30, 2023	December 31, 2022
Avenir	7,093	3,472
Total	7,093	3,472
Balances due from Avenir - Amounts due from Avenir are comprised primarily of unpaid debt guarantee fees, revolving shareholder loan and other related arrangements.
In 2021, we advanced a one year revolving shareholder loan of $1.8 million to Avenir. In October 2022, the revolving shareholder loan was extended to three years. The facility bears a fixed interest rate of 5% per annum which was amended to 7% in May 2023. Concurrently, we loaned a further $3.5 million to Avenir, totaling to $5.3 million. As of June 30, 2023, the shareholder loan is fully drawn. The combined interest and commitment fee receivables on the undrawn portion of the loan amounted to $0.1 million and $0.1 million for the six months ended June 30, 2023 and 2022, respectively.

b) Transactions with former related parties

Following the sale of our CoolCo shares on March 2, 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries are treated as a third party transaction and settled under normal payment terms.

Net revenues: The following table represent the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023 and for the six months ended June 30, 2022:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023	Six months ended June 30, 2022
Management and administrative services revenue (1)	588	1,160
Ship management fees revenue (2)	—	1,249
Ship management fees expense (3)	(333)	—
Debt guarantee fees (4)	175	279
Commitment fee (5)	21	54
Total	451	2,742
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the transition services agreement with CoolCo (the “CoolCo TSA” which was subsequently replaced with the CoolCo ASA), pursuant to which we provided corporate administrative services to CoolCo. The CoolCo ASA expired on June 30, 2023.
(2) Ship management fee revenue – We provided commercial and technical management to the LNG carriers subsequent to their disposal to CoolCo under the existing management agreements, however the CoolCo TSA revised the annual management fee payable to us per vessel. On June 30, 2022, upon completion of the CoolCo Disposal, the ship management agreements were terminated.
(3) Ship management fee expense – Following completion of the CoolCo Disposal in June 2022, we entered into ship management agreements with CoolCo, for CoolCo to manage our LNG carriers, the Golar Arctic and Golar Tundra, and we pay ship management fees which amounted to $0.2 million for the period from January 1, 2023 to March 2, 2023. We also entered into an agreement to sub-contract our contractual vessel management obligations for the LNG Croatia, which amounted to $0.1 million for the period from January 1, 2023 to March 2, 2023. There was no comparable expense incurred for the same period in six months ended June 30, 2022.
(4) Debt guarantee fees – We agreed to remain as the guarantor of the payment obligations for the sale and lease-back obligations of two of the disposed subsidiaries, which are the disponent owners of the Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances of $193.8 million. The compensation amounted to $0.2 million and $0.3 million for the period from January 1, 2023 to March 2, 2023 and for the six months ended June 30, 2022, respectively.
(5) Commitment fee – We advanced a two years revolving credit facility of $25.0 million to CoolCo which bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $21.0 thousand and $54.0 thousand for the period from January 1, 2023 to March 2, 2023 and for the six months ended June 30, 2022, respectively. CoolCo terminated the revolving credit facility on May 28, 2023.

Receivables: The balances with CoolCo and its subsidiaries as of December 31, 2022 consisted of the following:

(in thousands of $)	December 31, 2022
Balance due from CoolCo and subsidiaries (6)	394
(6) Balances due from CoolCo and its subsidiaries - Amounts due to/from CoolCo and its subsidiaries are comprised primarily of unpaid management services, amounts arising from the results of CoolCo’s vessels participating in the Cool Pool, revolving credit facility, commitment fees and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from CoolCo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:

Net Cool Pool expenses - The eight TFDE vessels sold in the CoolCo Disposal during the six months ended June 30, 2022 were previously managed by Golar under the terms of the Cool Pool. The net expenses relating to the CoolCo’s vessels participation in the pool amounted to $2.0 million for the six months ended June 30, 2022. There was no comparable expense for the period from January 1, 2023 to March 2, 2023. This is presented in our unaudited consolidated statement of operations in the line item “Net income/(loss) from discontinued operations”.

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into a sublease to share office space with CoolCo which amounted to $63.0 thousand income for the period from January 1, 2023 to March 2, 2023. There was no comparable income for the six months ended June 30, 2022.

Share-based payment to CoolCo employees - Following the completion of the CoolCo Disposal, we agreed to honor the restricted stock units granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $53.0 thousand for the period from January 1, 2023 to March 2, 2023 and is included in the line item “Net income/(losses) from equity method investments.” There was no comparable expense for the six months ended June 30, 2022.

23.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	June 30, 2023	December 31, 2022
Book value of vessels secured against loans (1)	1,091,145	1,115,500
(1) This excludes the Gimi which is classified as “Assets under development” (note 15) and secured against its specific debt facility (note 18).

Capital Commitments

•Gandria
We have agreed contract terms for the conversion of the Gandria to a FLNG which is subject to certain payments and lodging of a full notice to proceed. We have also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel. If we do not proceed with the conversion, we may be liable for certain termination payments. In June 2023, we agreed to replace the Gandria as a specific donor vessel with a generic LNG carrier, preventing a trigger for termination payments.

•MKII FLNG
In 2022, our Board of Directors approved up to $328.5 million of capital expenditures for the MKII FLNG. As of June 30, 2023, we entered into agreements for engineering services and long lead items amounting to $206.6 million (note 17). In May 2023, we exercised our option to purchase Fuji LNG, a donor vessel for a prospective MKII FLNG project, with the balance of the purchase price of $62.0 million due on eventual delivery of the vessel which we currently expect in Q1 2024.

24.    SUBSEQUENT EVENTS

Dividends
In August 2023, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2023 to shareholders of record on August 21, 2023, which will be paid on or around August 29, 2023.

Gimi LOA prepayments
In August 2023, Gimi MS initiated arbitration proceedings by issuing a request for arbitration. Legal proceedings are inherently unpredictable and subject to significant uncertainties. The resolution of this matter may take several months or years and no assurance can be given that our claim will be successful. In the event of a favorable resolution we may expect be entitled to recover a portion of our legal costs and fees incurred from BP. In the event of an unfavorable resolution, we may not be entitled to recover the Project Delay Payment in part or in full and we may be required to reimburse a portion of BP’s legal costs and fees incurred.